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                             Synetics Solutions Inc.
                           18870 NE Riverside Parkway
                               Portland, OR 97230

October 8, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Mary Beth Breslin

      RE:   SYNETICS SOLUTIONS INC.
            REGISTRATION STATEMENT ON FORM S-1, AS AMENDED (FILE NO. 333-115065)

Ladies and Gentlemen:

Synetics Solutions Inc., an Oregon corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-115065) filed on July 21, 2004. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend at this time to continue the offering of shares contemplated in the Registration Statement. No shares of the Company's common stock have been or will be sold under the Registration Statement.

The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawal upon request of the registrant, the Commission consenting thereto."

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Synetics Solutions, 18870 NE Riverside Parkway, Portland, OR 97230, and to Todd A. Bauman, Stoel Rives LLP, 900 SW Fifth Avenue, Portland, OR 97204-1268.

If you have any questions or comments or require further information or documentation, please do not hesitate to call Todd A. Bauman of Stoel Rives LLP at (503) 294-9886 or Brendan N. O'Scannlain of Stoel Rives LLP at 503-294-9886.

                                          Sincerely,

                                          /s/ James W. Cruckshank

                                          James W. Cruckshank
                                          Chief Financial Officer